Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

April 6, 2016

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Corporation

Draft Registration Statement on Form S-1

Confidentially Submitted March 9, 2016

CIK No. 0001668428

Dear Mr. Spirgel:

On behalf of our client, CF Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 30, 2016, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on March 9, 2016 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting via EDGAR Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Draft Amendment No. 1 marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Draft Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Draft Amendment No. 1.

April 6, 2016 Page 2

General

1.	Following the public filing of your registration statement, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Following the public filing of its registration statement, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, and will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.

Prospectus Cover Page

2.	Your cover page is overly detailed and difficult to read. Confirm that the cover page will be printed in 10-point type or larger.

Response: The Company has revised the cover page of the prospectus to remove certain details and ensure that it is easier to read. The Company confirms that the cover page of the prospectus will be printed in 10-point type or larger.

Summary, page 1

3.	Please revise to disclose that your sponsor, CF Capital Growth, is a related party, owned and controlled by your co-chairmen.

Response: The Company has revised the disclosure on page 1 to state that the Company’s sponsor, CF Capital Growth, LLC, is a related party, owned and controlled by Chinh E. Chu and William P. Foley, II.

April 6, 2016 Page 3

Proceeds to be held in trust account, page 14

Redemption of public shares and distribution and liquidation if no initial business combination, page 21

4.	We note that funds may be release[d] from escrow if a shareholder vote is held to amend your articles of association that would “affect the substance or timing of our obligation” to redeem shares if a business combination is not consummated within 24 months from closing of this offering. Clarify under what circumstances such a proposal might be made. In particular, disclose the procedure that would be followed if directors proposed an extension of the 24-month period. We note the risk factor on page 45.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the prospectus.

Dilution, page 59

5.	For your investors’ reference, please include a footnote stating that the expenses that were applied against gross proceeds include $2 million in commissions payable upon the closing of this offering and other expenses of $1 million as set forth on page II-1.

Response: The Company has added a footnote on page 62 describing the expenses applied against the gross proceeds of the Company’s initial public offering.

6.	Additionally, disclose the increase in pro forma net tangible book value per share to existing stockholders and the dilution per share to new investors if the underwriters were to exercise their over-allotment option.

Response: The Company has revised the disclosure on page 61 to disclose the increase in pro forma net tangible book value per share to the Company’s initial shareholders if the underwriters’ over-allotment option is exercised in full. The Company respectfully advises the Staff that the dilution per share to public shareholders if the underwriters’ over-allotment option is exercised in full is disclosed on page 61.

7.	We note on page 16 that your affiliates may be permitted to purchase your public shares or public warrants if you seek shareholder approval of your initial business combination and do not conduct redemptions pursuant to the tender offer rules. Under that scenario, please provide a footnote explaining how your calculation of the pro forma net tangible book value per share will be impacted.

Response: The Company has added a footnote on page 62 explaining the impact on the calculation of the pro forma net tangible book value per share in such an event.

April 6, 2016 Page 4

Capitalization, page 60

8.	It appears that your total capitalization as adjusted should equal $97,520,000. Please delete the parenthesis in the line item “Class A shares subject to redemption…” Please revise or advise.

Response: The Company has deleted the parentheses in the referenced line item on page 63. The Company believes that the total capitalization should include the deferred underwriting discounts and commissions, and as such should equal $101,020,000.

Related Party Loans, page F-12

9.	Per your disclosure hereunder and references elsewhere in your filing, certain related parties may but are not obligated to provide working capital loans which would be evidenced by promissory notes. Please tell us if the terms and conditions of such loans have been definitized in writing and if a form of the underlying promissory note will be filed as an exhibit to your filing. If not, please tell us your basis for your working capital loans disclosures.

Response: The Company advises the Staff that the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to enter into any such agreements prior to completion of the offering, and as a result, a form of such agreement will not be filed as an exhibit to the registration statement. The Company has revised the disclosure on page F-12 accordingly.

Class B Ordinary Shares, page F-13

10.	Please revise to state if true that initial Class B shareholders will own 20% of the issued and outstanding shares after the Proposed Offering and thereafter, upon the issuance of additional Class A shares and equity securities convertible into Class A shares related to the closing of the initial business combination. We note your disclosure on page 104.

Response: The Company has revised the disclosure on page F-13 in response to the Staff’s comment.

April 6, 2016 Page 5

Exhibits

11.	Please file your agreement with an affiliate of your sponsor relating to the rental of office space and to secretarial and administrative services.

Response: The Company has submitted a form of administrative services agreement as Exhibit 10.8 to the Draft Amendment No. 1.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Draft Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein
Joel L. Rubinstein